ARTICLES OF CORRECTION

For

ADVANCED CONTAINER TECHNOLOGIES, INC.

Document No. P97000076929

Pursuant to the provisions of Section 607.0124, Florida Statutes.

These Articles of Correction correct the Corporation's Articles of Amendment to its Articles of Incorporation filed with the Department of State on September 2, 2020 (the "Amendment").

The Amendment contain a defect in that it mistakenly omitted the effective date of the reverse split of the Corporation's common stock set forth Article IV, as amended thereby, in the second paragraph beneath the caption "Common Stock."

Said paragraph should have read, and is hereby corrected to read, as follows:

> At 5:00 p.m., Tallahassee time, on October 8, 2020 (the "Effective Time"), each fifty-nine (59) shares of the Corporation's common stock issued and outstanding immediately prior to the Effective Time shall be combined into one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.00001 per share, without any further action by the Corporation or the holder thereof (the "Reverse Stock Split"). Any fractional share to which a shareholder may be entitled by virtue of the Reverse Stock Split shall be rounded up to the next whole share. Each certificate that immediately prior to the Effective Time represented shares of common stock (an "Old Certificate"), shall thereafter represent the number of shares of common stock into which the shares of common stock represented by the Old Certificate shall have been combined at the Effective Time, subject to the rounding up of fractional shares as described above. In the event that FINRA shall not have processed a Company-Related Action Notification Form relating to the Reverse Split by the Effective Time, the Reverse Split shall not occur and Article IV shall be interpreted and construed as if this paragraph were never a part thereof.

IN WITNESS WHEREOF, I have signed this instrument this eighth day of September 2020.

Barry J. Miller
Assistant Secretary

FILED
SEP -8 AM 9:33